Exhibit 99.5

HARRY WINSTON DIAMOND CORPORATION

ANNUAL INFORMATION FORM

APRIL 18, 2011

HARRY WINSTON DIAMOND CORPORATION
P.O. Box 4569, Station A
Toronto, Ontario, Canada M5W 4T9
Tel 416.362.2237 Fax 416.362.2230

http://investor.harrywinston.com

HARRY WINSTON DIAMOND CORPORATION

TABLE OF CONTENTS

ITEM 1 - CORPORATE STRUCTURE	2

NAME, ADDRESS AND INCORPORATION	2
INTERCORPORATE RELATIONSHIPS	2

ITEM 2 - GENERAL DEVELOPMENT OF THE BUSINESS	4

THREE YEAR HISTORY	4
Credit Facilities	6
Geneva Watch Factory	7

ITEM 3 - DESCRIPTION OF THE BUSINESS	7

GENERAL	7
MINING SEGMENT	7
Principal Markets and Distribution	8
Production	8
Specialized Skills and Knowledge	8
Competitive Conditions	9
Seasonality	9
Employees	9
Environmental Protection	9
Foreign Operations	9
LUXURY BRAND SEGMENT	9
Principal Markets and Distribution	9
Production and Raw Materials	10
Specialized Skills and Knowledge	10
Competitive Conditions	10
Trademarks	10
Seasonality	10
Economic Dependence	10
Environmental Protection	11
Employees	11
Foreign Operations	11
SOCIAL AND ENVIRONMENTAL POLICIES	11
Aboriginal Issues and Local Resources	11
Environmental Requirements	12
Practices With Respect To Gemstone and Metal Acquisition	13
RISKS AND UNCERTAINTIES	13
Nature of Mining	13
Nature of Joint Arrangement with DDMI	14
Diamond Prices and Demand for Diamonds	14
Cash Flow and Liquidity	15
Economic Environment	15
Currency Risk	15
Licences and Permits	16
Regulatory and Environmental Risks	16
Climate Change	16
Resource and Reserve Estimates	16
Insurance	17
Fuel Costs	17
Reliance on Skilled Employees	17
Expansion and Refurbishment of the Existing Salon Network	17
Competition in the Luxury Brand Segment	18
MINERAL PROPERTIES	18
The Diavik Diamond Mine	18

i

Property Location, Access and Infrastructure	19
History	19
Geology	20
Exploration	21
Mining Operations	22
Mineral Resources and Mineral Reserve Estimates	23
Other relevant data and information	25

ITEM 4 - DIVIDENDS	26

ITEM 5 - DESCRIPTION OF CAPITAL STRUCTURE	26

ITEM 6 - MARKET FOR SECURITIES	26

TRADING PRICE AND VOLUME	27

ITEM 7 - DIRECTORS AND OFFICERS	27

NAME, OCCUPATION AND SECURITY HOLDING	27
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	31
CONFLICT OF INTEREST	32

ITEM 8 - AUDIT COMMITTEE	32

EDUCATION AND EXPERIENCE	32
PRE-APPROVAL POLICIES AND PROCEDURES	33
External Auditor Service Fees	34

ITEM 9 - LEGAL PROCEEDINGS	34

ITEM 10 - INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	34

ITEM 11 - TRANSFER AGENT AND REGISTRAR	34

ITEM 12 - INTERESTS OF EXPERTS	34

ITEM 13 - MATERIAL CONTRACTS	35

ITEM 14 - ADDITIONAL INFORMATION	35

APPENDIX 1: AUDIT COMMITTEE CHARTER	A1 - 1

APPENDIX 2: GLOSSARY OF TERMS USED FREQUENTLY IN THIS DOCUMENT	A2 - 1

ii

Currency
Unless otherwise specified, all dollar references are to United States dollars. On April 18, 2011, one Canadian dollar was worth approximately $1.03 in US currency, based on the noon buying rate of the Bank of Canada.

Forward-Looking Information
Certain information included in this Annual Information Form may constitute forward-looking information within the meaning of Canadian and United States securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Diamond Mine, future mining and processing at the Diavik Diamond Mine, projected capital expenditure requirements and the funding thereof, liquidity and working capital requirements and sources, estimated reserves and resources at, and production from, the Diavik Diamond Mine, the number and timing of expected rough diamond sales, the demand for rough diamonds, expected diamond prices and expectations concerning the diamond industry and the demand for luxury goods, expected cost of sales and gross margin trends in the mining segment, targets for compound annual growth rates of sales and operating income in the luxury brand segment, plans for expansion of the retail salon network, and expected sales trends and market conditions in the luxury brand segment. Actual results may vary from the forward-looking information. See “Risks and Uncertainties” for material risk factors that could cause actual results to differ materially from the forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, world and US economic conditions and the worldwide demand for luxury goods. Specifically, in making statements regarding expected diamond prices and expectations concerning the diamond industry and expected sales trends and market conditions in the luxury brand segment, Harry Winston Diamond Corporation (the “Company”) has made assumptions regarding, among other things, continuing recovery of world and US economic conditions and demand for luxury goods. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See “Risks and Uncertainties”.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, cash flow and liquidity risks and the risks of competition in the luxury jewelry business as well as changes in demand for high-end luxury goods, and risks associated with the expected impact of the Company’s transition to International Financial Reporting Standards. See “Risks and Uncertainties”.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this Annual Information Form, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this Annual Information Form, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the expected future operations and financial performance of the Company and the operational targets of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

ITEM 1 - CORPORATE STRUCTURE

Name, Address and Incorporation

Harry Winston Diamond Corporation was originally formed on April 19, 1994, under the Company Act (British Columbia). On July 12, 2002, the Company was continued under the Canada Business Corporations Act. On November 9, 2007, the Company changed its name to Harry Winston Diamond Corporation. In this Annual Information Form, unless the context otherwise dictates, a reference to the "Company" refers to Harry Winston Diamond Corporation and, where appropriate, its predecessor corporations and its subsidiaries.

The principal office of the Company is located at P.O. Box 4569, Station A, Toronto, Ontario, Canada, M5W 4T9 and the registered office of the Company is located at 36 Toronto Street, Suite 1000, Toronto, Ontario, Canada, M5C 2C5.

Intercorporate Relationships

As at January 31, 2011, Harry Winston Diamond Corporation’s corporate structure was as follows:

January 31, 2011

Harry Winston Diamond Corporation (Canada)
100%
Harry Winston Fifth Avenue Corporation (Canada)
100%
Harry Winston Building Services Inc. (Canada)
100%
Harry Winston Diamond Mines Ltd. (NWT)
100%
HWH Acquisition Company LLC (Delaware)
50%
Abany Diamond Partnership (Ontario)
100%
Aber U.S. Operating Company LLC (Delaware)
100%
6355137 Canada Inc. (Canada)
99%
1%
Harry Winston Diamond Limited Partnership (NWT)
40%
Diavik Diamond Mines (NWT)
100%
HW Holdings, Inc. (Delaware)
100%
Harry Winston Inc. (New York)
100%
Harry Winston Rare Jewels Ltd. (New York)
1.74%
98.26%
Harry Winston SARL (France)
100%
Harry Winston S.A. (Switzerland)
49%
Harry Winston LLC (United Arab Emirates)
100%
718 Fifth Avenue Corporation (New York)
100%
Harry Winston Japan K.K. (Japan)
100%
Harry Winston (UK) Limited (England)
100%
Harry Winston Inc. Taiwan Branch (Taiwan)
100%
Harry Winston (Hong Kong) Limited (Hong Kong)
100%
Harry Winston Commercial (Beijing) Co., Ltd. (China)
100%
Harry Winston N.A. Pte LTD. (Singapore)
100%
Aber Diamond Marketing SARL (Luxembourg)
100%
Harry Winston Diamond (Israel) Ltd. (Israel)
51%
Aber Diamond Trading SARL (Switzerland)
99.999%
0.001%
Harry Winston Diamond International N.V. (Belgium)
100%
Aber Investments Limited (Cyprus)
99.99%
0.01%
Harry Winston Diamond (India) Private Limited (India)
100%
Harry Winston Technical Services Inc. (Canada)
100%
Aberex Minerals Ltd. (British Columbia)
100%
6019838 Canada Inc. (Canada)
100%
6849083 Canada Inc. (Canada)

ITEM 2 - GENERAL DEVELOPMENT OF THE BUSINESS

Harry Winston Diamond Corporation is a diamond enterprise with assets in the mining and retail segments of the diamond industry.

The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine (the “Diavik Diamond Mine”) located at Lac de Gras in Canada’s Northwest Territories. The Company also owns Harry Winston, Inc. (“HWI”), the premier fine jewelry and watch retailer operating under the Harry Winston® brand.

As at January 31, 2011, the Company’s most significant asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI” – 60%) and Harry Winston Diamond Limited Partnership (“HWDLP” – 40%), where HWDLP owns an undivided 40% interest in the assets, liabilities and expenses. DDMI is the operator (the “Operator”) of the Diavik Diamond Mine. Both DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc (“Rio Tinto”) of London, England. The Company receives 40% of the diamond production from the Diavik Diamond Mine. The Company markets a substantial part of its share of diamonds to the global market through its rough diamond marketing arms in Antwerp, Belgium; and Mumbai, India.

On August 25, 2010, Harry Winston Diamond Corporation reacquired from Kinross Gold Corporation (“Kinross”) for $191.2 million (including transaction costs) its 9% indirect interest in the Diavik Joint Venture (the “Kinross Buy Back Transaction”), representing Kinross’s direct 22.5% interest in HWDLP previously acquired in March 2009. The purchase price for Kinross’s 22.5% interest in HWDLP was based on the market value of consideration on the closing date and was satisfied by the payment of $50.0 million in cash, the issuance to Kinross of approximately 7.1 million Harry Winston Diamond Corporation common shares from treasury with a market value of $69.7 million and the issuance to Kinross of a promissory note in the amount of $70.0 million, maturing on August 25, 2011. The note bears interest at a rate of 5% per annum and can be repaid in cash or, subject to certain limitations, treasury common shares issued by the Company. The issuance of such shares is expected to be subject to approval by the Company’s shareholders in most circumstances. With this transaction, the Company’s ownership interest in the Diavik Joint Venture was increased back to 40%. (See under the heading “Three Year History” and “Risks and Uncertainties – Cash Flow and Liquidity”.)

Three Year History

2008
In calendar 2008, mining operations focused on open pit mining substantially from A154 South with contributions from the A418 and A154N kimberlite pipe. The annual production in calendar 2008 reached 9.2 million carats, of which the Company’s share was 3.7 million carats. The Company contributed $143 million in fiscal 2009 in capital towards the underground development.

During 2008, a new mine plan for the Diavik Diamond Mine was completed and approved by Rio Tinto’s Board of Directors. This mine plan confirms the Diavik Diamond Mine life to beyond 2020 and brings into production underground mining on the A154N, A154S and A418 kimberlite pipes. In the 2008 mine plan underground mining was scheduled to commence in the first calendar quarter of 2010, with ore sourced mainly from the A154S kimberlite pipe.

2009
Calendar 2009 production was sourced nearly equally from the A154S pit and A418 pit. In 2009 the Company expected the Diavik Diamond Mine to transition fully to underground mining by 2012 when it will then be able to more fully access the lower portions of the ore bodies of A154S, A154N and A418. The ability to operate multiple ore bodies at once allowed the Diavik Diamond Mine to maintain constant processing plant throughput. A decision was made to defer the development of the A21 kimberlite pipe pending further engineering studies and economic evaluation.

In calendar 2009, mining operations focused on open pit mining and processing of the A418 and A154S kimberlite pipes. The annual production in calendar 2009 totaled approximately 5.5 million carats.

Rough diamond production was significantly lower than 2008 as a result of the plan to reduce mining activity to reflect the softness in the rough diamond market. The plan included a six-week summer shutdown of the Diavik Diamond Mine from July 14, 2009 to August 24, 2009, inclusive (the “Summer Shutdown”), which greatly reduced the ore throughput to the processing plant. General upkeep of the open pits and haulage roads were maintained during the Summer Shutdown. Pre-delivery of ore to the processing plant was carried out in preparation for the late-August resumption of production. Average grade increased to 4.09 from 3.82 per tonne. The increase in average grade was primarily driven by a significant increase in the proportion of the ore sourced from the A154 South kimberlite pipe.

Work continued on the underground pump stations and associated pipelines as well as the related surface works, including commissioning of the new crusher plant, expanded water treatment and power generation plants.

In calendar 2009, HWDLP contributed $51 million for capital expenditures to the Diavik Diamond Mine at a Canadian/US dollar average exchange rate of $0.88, of which $41 million was in support of the underground development.

On March 19, 2009 the Company and Kinross entered into a subscription agreement (the “Kinross Transaction”) whereby Kinross agreed to invest an aggregate of US $150 million in the Company. The transaction closed on March 31, 2009. Kinross subscribed for 15.2 million treasury shares from the Company at a price of US$3.00 per share, being approximately 19.9% of the Company’s issued equity post the transaction. In addition, Kinross subscribed for new partnership units representing a 22.5% interest in HWDLP which holds the Company’s 40% joint ownership interest in the Diavik Diamond Mine, for a net effective subscription value of $104.4 million.

The Company used $49.2 million of the $150 million proceeds of the transaction to repay existing bank debt and the balance was used for general corporate purposes, including to fund capital expenditures at the Diavik Diamond Mine.

2010
In calendar 2010, production from the Diavik Diamond Mine was approximately 6.5 million carats, of which the HWDLP’s 40% share was approximately 2.6 million carats.

Underground mining began in the first calendar quarter of 2010. Production was sourced primarily from the A-418 open pit, and supplemented by ore from the A-154 South and North underground.

The 2008 mine plan for the year contemplated open pit mining from the A-418 kimberlite pipe supplemented by the A-154 South kimberlite pipe to be the primary source of ore. In calendar 2010, average grade decreased to 3.2 carats per tonne for the year from 4.1 carats per tonne in the prior year. The decrease in average grade was driven primarily by an increase in the proportion of ore sourced from the lower grade A-418 and A-154 North kimberlite pipes, while a revised, more efficient underground mining method was reviewed for A-154 South kimberlite pipe.

During calendar 2010, ore processed was reduced to approximately 2.1 million tonnes from the 2.3 million tonnes mined. Certain ore in the A-418 pipe contains mud-rich material, which reduced processing capacity. Rio Tinto, the operator of the Diavik Diamond Mine, completed modifications to the processing flow which remediated this issue by the end of the year.

In calendar 2010, HWDLP’s 40% share of the capital expenditures at the Diavik Mine was $40.2 million.

On August 25, 2010, the Company reacquired from Kinross for $191.2 million (including transaction costs) its 9% indirect interest in the Diavik Joint Venture representing Kinross’s direct 22.5% interest in HWDLP previously acquired in March 2009. The purchase price for Kinross’s 22.5% interest in HWDLP was based on the market value of consideration on the closing date and was satisfied by the payment of $50.0 million in cash, the issuance to Kinross of approximately 7.1 million Harry Winston Diamond Corporation common shares from treasury with a market value of $69.7 million and the issuance to Kinross of a promissory note in the amount of $70.0 million, maturing on August 25, 2011. The note bears interest at a rate of 5% per annum and can be repaid in cash or, subject to certain limitations, treasury common shares issued by the Company. The issuance of such shares is expected to be subject to approval by the Company’s shareholders in most circumstances. With this transaction, the Company’s ownership interest in the Diavik Joint Venture was increased back to 40%.

Credit Facilities
The Company’s original $230.0 million loan facility (“Project Loan Facility”), which was used to fund its share of the capital requirements for the completion of Diavik Diamond Mine, was originally closed on January 29, 2002 (and amended many times subsequent to the original closing). On March 31, 2009, the Company paid out these credit facilities in full using part of the proceeds from the Kinross Transaction.

On June 24, 2010, the Company completed a mining segment senior secured revolving credit facility with Standard Chartered Bank for $100.0 million, which was amended on August 31, 2010. On February 28, 2011, the Company increased the facility by $25 million to $125.0 million. The facility has an initial maturity date of June 24, 2013 with two one-year extensions at the Company’s option. There are no scheduled repayments required before maturity. The facility is available to the Company and Harry Winston Diamond Mines Ltd. for general corporate purposes. Borrowings bear an interest margin of 3.5% above the higher of LIBOR or lenders cost of funds. The Company is required to comply with financial covenants at the mining segment level customary for a financing of this nature, with change in control provisions at the Company and Diavik Diamond Mines level. At January 31, 2011, the Company had $50.0 million outstanding on the $100.0 million mining segment senior secured revolving credit facility which was used as a component of the financing for the Kinross Buy Back Transaction.

During fiscal 2011, the Company maintained revolving financing facilities for its mining business segment. The Company has available US$45.0 million (utilization in either US dollars or Euros) for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Harry Winston Diamond International N.V., which includes $5.0 million available to the Company’s Indian subsidiary, Harry Winston Diamond (India) Private Limited. Borrowings under the Belgium facility bear interest at the bank’s base rate plus 1.5%, under the Indian facility bear interest at 10.5% . No amounts were outstanding under the Company’s revolving financing facility relating to its Belgian subsidiary, Harry Winston Diamond International N.V., or its Indian subsidiary, Harry Winston Diamond (India) Private Limited at January 31, 2011 and at January 31, 2010.

The Belgium facility has an annual commitment fee of 0.75% per annum. These facilities are guaranteed by the Company.

In fiscal 2010, the Company repaid and closed its revolving facility with its Israeli subsidiary, Harry Winston Diamond (Israel) Limited.

On February 22, 2008, HWI refinanced and replaced its secured credit agreement by entering into a new secured five-year agreement with a consortium of banks, establishing a $250.0 million facility for revolving credit loans. This retail facility expires on March 31, 2013. In addition, HWI may request an increase in the credit facility by an additional $50.0 million to $300.0 million during the term of the facility. This credit facility is supported by a $20.0 million limited guarantee provided by Harry Winston Diamond Corporation. The amount available under this facility is subject to a borrowing base formula based on certain assets of HWI. Loans under this credit facility can be either fixed rate loans or revolving line credit loans. As at January 31, 2011, $165.0 million was outstanding under this facility.

Harry Winston Japan, K.K. maintains secured and unsecured credit facilities with three banks amounting to ¥1,880 million ($22.9 million). At January 31, 2011, $22.9 million had been drawn against these facilities and classified as bank advances compared to $22.5 million at January 31, 2010.

Geneva Watch Factory
In 2007, the construction of HWI’s watch factory, located in Geneva, Switzerland, was successfully completed and manufacturing operations commenced in the new facility in October 2007. The facility increases the capacity to support the future growth of the watch business. Harry Winston S.A. entered into a 25-year loan agreement in the amount of $16.4 million (CHF 17.5 million) to finance the construction of the new watch factory. The building has been pledged to secure the loan. The loan agreement bears interest at 3.55% and matures on January 31, 2033. Under this agreement approximately $16.7 million was outstanding at January 31, 2011. Quarterly payments on the loan began on June 30, 2008.

ITEM 3 - DESCRIPTION OF THE BUSINESS

General

The Company focuses on the two most profitable segments of the diamond industry: mining of rough diamonds and retail of luxury diamond jewelry and timepieces. The Company exploits the synergies gained through the sale of the premium production of the Diavik Diamond Mine and the premium diamond jewelry products under the Harry Winston brand not otherwise available to the individual businesses.

Mining Segment

The Company’s participation in the mining sector of the diamond industry is through its ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (60%) and Harry Winston Diamond Limited Partnership (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England.

Principal Markets and Distribution
The Company markets its share of production from the Diavik Diamond Mine by sorting and valuing diamonds that are then sold to the international diamond market through wholly owned subsidiaries operating in Antwerp, Belgium, and Mumbai, India as well as directly to Tiffany & Co. pursuant to a diamond sales agreement. The Company’s rough diamond clients are based in the major diamond cutting and polishing centres of India and Israel as well as specific customers in the United States and Belgium. The Company continues to investigate additional avenues for selling directly into these major diamond cutting and polishing centres.

Mining segment sales to third parties accounted for approximately 44.7% of the Company’s consolidated revenues for the fiscal year ended January 31, 2011. In the year ended January 31, 2010, mining segment sales to third parties, accounted for approximately 45.5% of consolidated revenues.

Production
In fiscal 2008 the Company announced a new mine plan that delivers extended mine life to beyond 2020 and accesses higher value diamonds in the underground portion of the A154N kimberlite. The prior technical report of the Company had only supported mining activities through 2017. On March 22, 2011, the Company published an updated reserve and resource statement as of December 31, 2010. The Diavik Diamond Mine has three ore bodies: A154S, A154N, and A418. An additional body of mineralization, A21, is classified as resource. Mine production in calendar 2010 at the Diavik Diamond Mine was 6.5 million carats, compared to a forecast of 6.9 million carats. The lower production resulted from two factors. First, a reduction in ore processed to approximately 2.1 million tonnes. Certain ore in the A418 pipe contains mud-rich material, which reduced processing capacity. Rio Tinto, the operator of the Diavik Diamond Mine, has made modifications to the processing flow to remediate this issue. Second, a lower grade resulted from a shift from underground ore mined from the A154 South pipe to the lower grade A154 North underground and A418 open pit while a revised, more efficient underground mining method is reviewed. Production consisted of 2.3 million carats produced from 0.54 million tonnes of ore from the A154 South kimberlite pipe, 0.4 million carats produced from 0.18 million tonnes of ore from the A154 North Kimberlite pipe, and 3.8 million carats produced from 1.35 million tonnes of ore from the A418 kimberlite pipe.

Annual production was 5.5 million carats during calendar 2009. The lower production in calendar 2009 resulted from planned reduction in mining activity to reflect the softness in the rough diamond market including the Summer Shutdown.

Production to December 31, 2010, totaled 62.7 million carats of diamonds.

Specialized Skills and Knowledge
The Company’s success at marketing diamonds is dependent on the services of key executives and skilled employees, and the continuance of key relationships with certain third parties, such as diamantaires. DDMI, as operator of the Diavik Diamond Mine, is responsible for ensuring that it has the mining engineers and skilled miners required to mine the diamonds and process the diamond production. DDMI competes for these skilled employees with other diamond mines in the Northwest Territories and elsewhere in Canada. The Company is not responsible for the hiring or retention of these skilled employees.

Competitive Conditions
The improving world economic conditions continued to positively impact the sales of rough diamonds throughout fiscal 2011. The Far East and India maintained their growth as jewelry consumers and an improved US market delivered a further boost to the demand for rough diamonds. The diamond market was quick to capitalize on this buoyancy and was supported by the credit markets who were willing to return to business after a hesitant period during the financial crisis. The increase in demand coupled with a sluggish growth in mine supply has led to shortages appearing in some of the more popular ranges of polished diamonds. This trend is expected to continue and to result in rising rough and polished diamond prices in 2011.

Seasonality
The Diavik Diamond Mine operates in the harsh climate of Canada’s North. Therefore, production has been influenced by weather conditions and slows down during the winter months corresponding to the Company’s first and fourth fiscal quarters.

Employees
As at January 31, 2011, the Company had 70 employees (not including employees of HWI). The employees are not unionized and there were no labour disruptions in the past year. Management considers the relationship between the Company and its employees to be excellent.

Persons employed at the Diavik Diamond Mine are employees of DDMI, the operator of the Diavik Diamond Mine, and not the Company.

Environmental Protection
The sorting and marketing of diamonds has environmental risks similar to those found in a general office environment.

Foreign Operations
The Company has two main marketing channels for rough diamonds in Antwerp, Belgium and Mumbai, India, each a major diamond centre. Management of the Company does not believe that the Company is wholly dependent on either of these locations.

Luxury Brand Segment

Since April 2004, the Company has participated in the retail sector of the diamond industry through its ownership interest in HWI, which since 2006 has been a wholly-owned subsidiary of the Company.

Principal Markets and Distribution
As of January 31, 2011, HWI sells its exclusive line of diamond focused jewelry and timepieces through eight salons located in the United States, two in the European Union, and nine in the Far East. Harry Winston timepieces and a limited amount of jewelry are also sold through a network of independent retailers and distributors.

Sales of jewelry and timepieces by the luxury brand segment accounted for approximately 55.3% of the Company’s consolidated revenues in the fiscal year ended January 31, 2011 and approximately 54.5% of the Company’s consolidated revenues in the fiscal year ended January 31, 2010.

Production and Raw Materials
HWI jewelry product is designed and supplied from its own design and manufacturing workshop located above the New York salon on Fifth Avenue, supplemented by consignments of gemstones and jewelry from third parties. HWI outsources the manufacture of certain jewelry designs when costs and production quantities warrant.

Diamonds, gems, and precious metals used in the production of Harry Winston jewelry and timepieces are purchased from a variety of sources with which HWI or the Company has a long standing relationship. All manufacturing materials are quality controlled by HWI.

HWI consolidated its watch manufacturing into one factory, located in Geneva, Switzerland, which commenced operation in October 2007. The facility increases the capacity to support the future growth of the watch business.

Harry Winston timepieces are designed under the supervision of the company’s management and manufactured by Harry Winston S.A. (“HWSA”) in Geneva, Switzerland. HWSA manufactures most of its own cases and bracelets. Dials and movements are purchased from leading Swiss suppliers. Design, assembly of components, polishing and quality control are all completed in HWSA’s watch factory in Switzerland.

Specialized Skills and Knowledge
HWI employs a number of skilled designers and craftspeople. Management believes that there are alternative sources for the manufacture and design for most Harry Winston jewelry and timepieces, but due to the craftsmanship involved and the training required, it may be difficult to find readily available alternatives in the short-term.

Competitive Conditions
HWI operates in the upper premium market for diamond jewelry and timepieces. Its main competitors tend to be private dealers and privately held companies as well as publicly traded companies that have established reputations for style and expertise similar to that of Harry Winston in certain aspects and compete on the basis of reputation and brand recognition. Differing brands have stronger presence in different geographic regions. Harry Winston has strong brand recognition in the United States, the largest market for diamond jewelry, Japan, the third largest market for diamond jewelry, and in the Middle East. A significant downturn in the economies of the major markets for diamond jewelry consumption, the United States and Japan, could have a negative effect on the financial results of HWI as a result of decreased spending on luxury goods.

Trademarks
Harry Winston™, Winston™, Rare Timepiece™, Rare Jewels of the World™, and HW Harry Winston Rare TimePieces™ are the principal trademarks of HWI. HWI maintains a program to protect these trademarks from being used by third parties when it is considered likely to cause confusion in the market-place.

Seasonality
As a high-end jeweler, Harry Winston’s retail business is seasonal in nature, with the fourth quarter holiday season typically representing a proportionally greater percentage of annual sales, particularly for the US market.

Economic Dependence
HWSA is dependent on the supply of movements from the Swiss watch industry. HWSA purchases most of its base movements from select manufacturers with whom HWSA has longstanding relationships and firm commitments for periods ranging from one to four years.

A significant downturn in the economies of the major markets for diamond jewelry consumption, the United States and Japan, could have a negative effect on the financial results of HWI as a result of decreased spending on luxury goods.

Environmental Protection
The manufacture of jewelry and timepieces has environmental risks associated with the use of chemicals in the polishing and manufacturing processes, requiring the proper management of the disposal of the waste material and the need to provide adequate ventilation to the areas where they are used. HWI and HWSA have procedures and infrastructure in place to provide adequate environmental protection.

Employees
As at January 31, 2011, HWI and its subsidiaries employed a total of 479 full time non-unionized personnel. There were no labour disruptions in the past year and management considers the relationship between HWI and its employees to be excellent.

Foreign Operations
HWI operates salons in the United States, Japan, Taiwan, Singapore, The People’s Republic of China, France and the United Kingdom. HWI through its Swiss subsidiary company HWSA operates a representative office in Dubai, United Arab Emirates. Management does not believe that HWI is dependent on any single foreign operation.

Social and Environmental Policies

Aboriginal Issues and Local Resources
The Diavik Diamond Mine at Lac de Gras, Northwest Territories, Canada, is located within Tlicho lands as defined by the Tlicho Land Claims and Self-Government Agreement signed in 2003 by the Dogrib Treaty 11 Council (now the Tlicho Government), the Government of the Northwest Territories and the Government of Canada. The Tlicho Land Claims and Self-Government Act received Royal Assent in 2005. This legislation resulted in the first combined comprehensive land claim and self-government agreement in the Northwest Territories. Additionally, the Akaitcho Dene First Nations, comprised of Yellowknives and Chipewyan First Nations peoples are currently negotiating a combined land, resources, and self-government agreement in which the Akaitcho people assert interest in the Lac de Gras area. Five Aboriginal groups have asserted land claim interests in the Lac de Gras area, including the Tlicho Government, the Lutsel K’e Dene First Nation, Yellowknives Dene First Nation, the North Slave Metis Alliance and the Kitikmeot Inuit Association.

With increasing recognition in Canada of Aboriginal rights to land, the federal government created legislation giving Aboriginal people the right to share in the regulation of natural resource development, including land and water use licensing of mining projects. A major federal legislative initiative, the Mackenzie Valley Resource Management Act, became law in December 1998, succeeding the Canadian Environmental Assessment Act as the legislative authority regulating the Diavik Diamond Mine on March 31, 2000. Under the Tlicho Agreement, the new Wek’eezhii Land and Water Board was created and it was this board that, in 2007, recommended that DDMI’s water licence be renewed.

DDMI has negotiated private Participation Agreements with each of the five Aboriginal groups, under a policy based on mutual respect, active partnership and long-term commitment. The Participation Agreements provide mine-related training, employment, business development, and capacity-building opportunities to members of the five Aboriginal groups, and provide DDMI with “quiet enjoyment” provisions for the construction and operation of the Diavik Diamond Mine.

All five Aboriginal Participation Agreements have resulted in training, employment, and business opportunities, and relations with the Diavik Diamond Mine’s neighbouring communities are positive.

DDMI has a socio-economic monitoring agreement with the Government of the Northwest Territories with the five Aboriginal groups as signatories. DDMI has an Environmental Agreement with the governments of Canada and the Northwest Territories and the five Aboriginal groups.

DDMI, on behalf of the Joint Venture, through the Participation Agreements, community projects, donations and scholarship funding, contributes approximately Cdn$5 million annually to local communities. DDMI, as a northern Canadian business, has a policy of maximizing the number of employees from the North, including the Aboriginal communities. Employment of northern residents, and in particular Aboriginal residents, is a priority, and DDMI has committed to use best efforts to fill 66% of the mine’s operations jobs with northern residents, of which 40% would be Aboriginal northerners. In terms of workforce numbers, DDMI continues to exceed its feasibility study workforce projections. Figures are published publicly twice annually in reports submitted to the NWT Government and Aboriginal communities.

Environmental Requirements
The Diavik Diamond Mine is subject to environmental requirements and conditions of operation contained in several statutes and administered by Canadian federal and Northwest Territorial authorities. In addition to federal and territorial requirements, DDMI must also comply with the Environmental Agreement (previously mentioned) and with Rio Tinto Environmental Standards. These requirements and conditions may change from time to time, and a breach of legislation may result in the imposition of fines or penalties. Environmental legislation continues to evolve in a manner such that standards, enforcement, fines and penalties for non-compliance are becoming stricter. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies, directors, officers and employees. The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations. To the best of the Company’s knowledge, the Diavik Diamond Mine is in compliance with environmental laws and regulations currently in effect in the Northwest Territories applicable to its operations.

Federal requirements are administered by Environment Canada, Fisheries and Oceans, the Department of Indian Affairs and Northern Development, Natural Resources Canada and Transport Canada. Environmental laws and regulations that have a potential impact on the Diavik Diamond Mine include those that protect air quality, water quality, archeological sites, migratory birds, animals, and fish. Other important laws and regulations applicable to the Diavik Diamond Mine are those that regulate mine development, land use, water use and waste disposal, release of contaminants, water spills, spill response, transportation of dangerous goods, explosives use and the maintenance of navigable channels.

Northwest Territories’ requirements are administered by the various territorial government departments and Workers’ Safety and Compensation Commission-Prevention Services. Laws and regulations that might impact the Diavik Diamond Mine include those that protect heritage resources, wildlife and the environment and those that regulate workplace safety, mine safety, training in the handling of dangerous materials, road transportation, air quality, and the use of hazardous substances and pesticides. The Coppermine River, which has its source in Lac de Gras, flows from the Northwest Territories into the Territory of Nunavut. In August 2000, the Diavik Diamond Mine was issued with a Type “A” Water License with associated engineering and management plans required under the licence being approved by the Mackenzie Valley Land and Water Board three months later. The federal government has renewed the Diavik water licence to October 31, 2015. The regional Wek’eezhii Land and Water Board, created under the Tlicho agreement, recommended licence renewal after an intensive two-year public review. The licence was granted subject to increased environmental monitoring, reporting and management controls.

Requirements in the Environmental Agreement are monitored by the Environmental Monitoring Advisory Board (EMAB), which was established as part of the agreement. EMAB includes board members from each of the signatories to the Environmental Agreement (the Parties) and operates at arm’s length and independent of the Parties as a public watchdog of the regulatory process and implementation of the Environmental Agreement.

Rio Tinto Standards set out minimum requirements for all Rio Tinto operations related to Health, Safety and Environment. Implementation of the standards is monitored and verified internally by DDMI and through third-party audits conducted by Rio Tinto auditors every three years.

Practices With Respect To Gemstone and Metal Acquisition

Diamonds
HWI’s policy is to purchase polished diamonds from legitimate sources that subscribe to an international system of certification and warranties, known as the Kimberley Process Certification Scheme and The System of Warranties and meet HWI’s vetting process. Suppliers to HWI are required to attest that the origin of the diamonds they supply come from legitimate sources that subscribe to the Kimberley Process and the World Diamond Council voluntary system of warranties.

HWI is also concerned with the environmental and social issues associated with the polishing of diamonds. Representatives of HWI visit as many diamond cutting factories as regularly as possible, to monitor the supplier’s compliance with the Company’s principles, which are in line with the principles of the Responsible Jewellery Council (“RJC”).

Gemstones mined or extracted from Burma
HWI complies with applicable laws regarding the importation and purchase of gemstones from Burma (Myanmar). In accordance with applicable local legislation, HWI requests proof of country of origin and importation date on all ruby, sapphire and jadeite purchases. HWI requires express written warranties from all suppliers of all types of gemstones ensuring compliance with applicable law and HWI’s principles.

Practices with respect to metal acquisition
HWI purchases its jewelry metal requirements on the open market from suppliers who represent that, to the best of their knowledge, the metals come from sources operating under responsible mining, social and environmental practices.

Risks and Uncertainties
The Company is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this Annual Information Form and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining
The operation of the Diavik Diamond Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required paste backfill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Diavik Diamond Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Nature of Joint Arrangement with DDMI
HWDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and HWDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on HWDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in HWDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon production from the Diavik Diamond Mine and on the results of the operations of its luxury brand operations. Each, in turn, is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions or the occurrence of further terrorist attacks, natural disasters, or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production or in diamonds available for sale through recommencement of suspended mining activity or the release of stocks held back during recent periods of low demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Cash Flow and Liquidity
The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of sales and salon refurbishment and expansion in the luxury brand segment. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. On August 25, 2010, the Company completed the Kinross Buy Back Transaction, reacquiring the 22.5% interest in HWDLP that had been previously acquired by Kinross in March 2009. Pursuant to this agreement, Kinross received $50.0 million in cash, a promissory note (the “Kinross Note”) in the amount of $70.0 million, plus the issuance of approximately 7.1 million treasury common shares of the Company. The promissory note bears interest at a rate of 5% per annum with a maturity date of August 25, 2011 and can be paid in cash or, subject to certain limitations, in treasury common shares issued by the Company to Kinross. The issuance of such shares is expected to be subject to approval by the Company’s shareholders in most circumstances. The Kinross Note is a significant short-term financial obligation. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Economic Environment
The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant US and international economic downturn since the fall of 2008. This has restricted the Company’s growth opportunities both domestically and internationally, and a return to a recession or weak recovery, due to recent disruptions in financial markets in the European Union or otherwise and the recent disaster in Japan and political upheavals in the Middle East, could cause the Company to experience further revenue declines across both of its business segments due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Diamond Mine are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston Inc. in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies, such as the Euro, which has shown significant recent volatility, against the US dollar, therefore, will increase the expenses of the Diavik Diamond Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue the Company will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston Inc. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits
The operation of the Diavik Diamond Mine and exploration on the Diavik property requires licences and permits from the Canadian government. The Diavik Diamond Mine Type “A” Water Licence was renewed by the regional Wek’eezhii Land and Water Board to October 31, 2015. While the Company anticipates that DDMI, the operator of the Diavik Diamond Mine, will be able to renew this license and other necessary permits in the future, there can be no guarantee that DDMI will be able to do so or obtain or maintain all other necessary licences and permits that may be required to maintain the operation of the Diavik Diamond Mine or to further explore and develop the Diavik property.

Regulatory and Environmental Risks
The operation of the Diavik Diamond Mine, exploration activities at the Diavik Project and the manufacturing of jewelry and watches are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Diamond Mine and in the manufacture of jewelry and watches. As well, as the Company’s international operations expand, it or its subsidiaries become subject to laws and regulatory regimes that could differ materially from those under which they operate in Canada and the US.

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and manufacturing operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Climate Change
Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002 and the Kyoto Protocol came into effect in Canada in February 2005. The Canadian government has established a number of policy measures in order to meet its emission reduction guidelines. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Diamond Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance
The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry held as inventory or in transit, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Diamond Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, the closing of Harry Winston Inc.’s manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Diamond Mine and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs
The Diavik Diamond Mine’s expected fuel needs are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpectedly high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Diamond Mine currently has no hedges for its future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Diavik Diamond Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Diamond Mine.

The Company’s success in marketing rough diamonds and operating the business of Harry Winston Inc. is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and operating its luxury brand segment.

Expansion and Refurbishment of the Existing Salon Network
A key component of the Company’s luxury brand strategy in recent years has been the expansion of its salon network. The Company currently expects to expand its retail salon network to 35 salons (in total) world-wide by 2016. An additional objective of the Company is to achieve a compound annual growth rate in sales in the mid teens and an operating profit in the low to mid teens in the luxury brand segment, in each case over the five-year period from fiscal 2012 to 2016. Although the Company considers these objectives to be reasonable, they are subject to a number of risks and uncertainties, and there can be no assurance that these objectives will be realized. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed by Harry Winston Inc. through borrowings. The successful expansion of the Company’s global salon network, and achieving an increase in sales and in operating profit, will depend on a variety of factors, including world-wide economic conditions, market demand for luxury goods, the strength of the Harry Winston brand and the availability of sufficient funding. There can be no assurance that the expansion of the salon network will continue or that the current expansion will prove successful in increasing annual sales or earnings from the luxury brand segment, and the increased debt levels resulting from this expansion could negatively impact the Company’s liquidity and its results from operations in the absence of increased sales and earnings.

Competition in the Luxury Brand Segment
The Company is exposed to competition in the luxury brand market from other luxury goods, diamond, jewelry and watch retailers. The ability of Harry Winston Inc. to successfully compete with such luxury goods, diamond, jewelry and watch retailers is dependent upon a number of factors, including the ability to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston Inc. is unable to successfully compete in the luxury jewelry segment, then the Company’s results of operations will be adversely affected.

Mineral Properties

The Diavik mineral claims and mining leases are contained within seven claim blocks (the “Diavik Property”). However, only the DDMI – Harry Winston Diamond Mines Ltd. block of the Diavik Property is under development and considered to be material to the Company.

The Company has additionally staked 226,000 hectares of mineral claims on the prospective geological trend to the southwest of the existing mine site and is making plans for the exploration of this land over the coming years.

The Diavik Diamond Mine
Calvin Yip, P. Eng., Principal Advisor, Strategic Planning of DDMI, prepared the current Technical Report on mineral resources and reserves at the Diavik Diamond Mine, pursuant to National Instrument 43-101 on the Canadian Securities Administrators. The Technical Report, which is dated April 23, 2008, has been filed on www.sedar.com (the “2008 Technical Report”). Portions of the following information extracted from the 2008 Technical Report are based on assumptions, qualifications and procedures that are set out only in the full 2008 Technical Report. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the 2008 Technical Report. Some additional information beyond the April 2008 Technical Report is provided here to bring this Annual Information Form up to date to December 31, 2010. This information was prepared by DDMI under the supervision of Calvin Yip, P.Eng., a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators .

Harry Winston Diamond Limited Partnership (40%) and DDMI (60%) own the respective percentage of an undivided ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine located at Lac de Gras in the Northwest Territories, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and is the mine operator.

Property Location, Access and Infrastructure

The Diavik Diamond Mine is located approximately 300 km northeast of Yellowknife in the Northwest Territories. The mine site is situated on a 17 km2 island in Lac de Gras, at latitude 64o 30’ N and longitude 110o 20’ W. The Joint Venture consists of the Diavik Diamond Mine and its surrounding exploration properties. A total of 262 mining leases and 27 mineral claims are held in the Joint Venture which represents a land package of approximately 269,676 hectares. There are no known surface rights issues affecting the mine facilities or access to the mineral resources and mineral reserves.

The Diavik Diamond Mine is a remote site with strictly controlled access and security. Access to the mine is by air year-round, and by a 425 km ice road that is constructed annually in winter that operates for only eight to ten weeks between January and March. Most of the supplies required for the mine, including fuels, lubricants, construction materials and bulk explosives, are transported over this road. For year-round air access, Diavik has a 1,600 m long airstrip able to accommodate passenger aircraft and large Hercules-class transports. Personnel are transported to and from the site from several northern communities by small commuter aircraft. Also, weekly service to and from Edmonton is provided by Boeing 737 jet aircraft.

The remoteness of the mine requires it to operate like a self-contained community, generating its own electricity and potable water, managing its own wastes including sewage and effluent treatment, maintaining emergency response and medical services, offering site-based recreation and education facilities, and providing a high standard of nutritious meals and single-occupancy quarters. All of the mine workings, tailings impoundments, mine rock stockpiles, ore processing operations, shops and other service facilities/utilities including dining and accommodations are integrated at a single site.

The Lac de Gras region is north of the tree line in the barrenlands and is characterized by a profusion of shallow lakes large and small, impeded drainage, low relief, and a mix of hummocky boulder-strewn terrain and rock exposures. The elevation of the flat topography typically ranges between 400 to 435 m above sea level. Lac de Gras itself varies from 4 m to more than 25 m deep in the area of the Diavik kimberlites, and forms the headwaters of the Coppermine River system. The area was studied extensively during 1994 to 1997 to develop a knowledge baseline for the local and regional environment surrounding the Diavik Diamond Mine.

History

The Diavik Diamond Mine, known as the Diavik Diamond Project prior to the commencement of commercial production, was created to explore and develop diamondiferous kimberlite pipes in an area approximately 300 km northeast of Yellowknife. The original Diavik claims were staked by the Company in late calendar 1991 and early 1992. A joint venture was formed between a predecessor to the Company and Kennecott Canada Inc. to continue exploration of the Diavik claims.

Four potentially economic kimberlite pipes were discovered by the Joint Venture under the waters of Lac de Gras adjacent to East Island. Mini-bulk samples were obtained from the A154S, A154N, A418 and A21 pipes by large diameter core drilling. Underground bulk sampling of the A154S and A418 pipes was undertaken via a decline driven from the shore of East Island. The mini-bulk samples and the underground bulk samples were processed at a pilot plant to recover diamonds for mineral resource estimation and valuation of representative parcels from each pipe.

DDMI, which was assigned the Kennecott interest, was established in 1996 to develop the Joint Venture prospects. Based on a definitive Diavik Feasibility Study by SNC-Lavalin in 2000, a production decision was taken to develop the Diavik Diamond Mine. Construction proceeded through 2001 to 2002. Equipment, construction materials and fuel were trucked to the site on the winter road.

A kimberlite processing and diamond recovery plant was constructed along with the associated infrastructure noted above, plus fuel storage tanks, processed kimberlite containment area, and water storage and treatment facilities. A 3.9 km long water retention dike was constructed around the planned site of the A154 open pit. After dredging of the lake bottom sediments and dewatering the diked area, till overburden was removed to expose the A154S and A154N pipes for mining in late 2002. Commercial mine production commenced in 2003. In 2004, planning began for a second dike, 1.3 km long, that was built during 2005 and 2006 around the planned site of the adjacent A418 open pit. Pre-stripping of the A418 open pit was underway by 2007 and sustainable volumes of A418 kimberlite were reached by the fourth quarter of 2008.

Mining and processing of kimberlite commenced at the Diavik Diamond Mine in late 2002. Kimberlite mined and processed to 2008 was mostly from A154S with some contribution from A154N. The open pit portion of A154N was completed in July 2008, leaving the majority of the A154N deposit to be mined from underground. In 2010, mining of A154S reached pit bottom and A418 open pit has become the main source of plant feed for 2011 and 2012. Production to the end of 2010 totaled nearly 63 million carats of diamonds from 16 million tonnes of processed kimberlite for a recovered grade of approximately 3.9 ct/t.

In 2005, an underground decline was started in order to explore and bulk sample the A418, A154N and A154S pipes at depth, as well as to collect engineering data for designing the underground mining of these kimberlites below the open pits. Engineering feasibility and economic studies took place from June 2005 to July 2007, followed by approvals and construction. Underground production began in 2010 as the start of a three-year ramp up period, contributing 15.5% of total ore production for calendar 2010. The underground production ramp-up will continue until the A418 open pit reaches bottom and Diavik becomes a fully underground mine from 2013 onward.

In order to increase confidence in the A21 diamond values, development of an underground exploration decline to A21 was approved by the Joint Venture in 2005 and bulk sample mining took place in late 2006 and the first half of 2007. While this was occurring, engineering feasibility studies examined possible dike designs and mining plans. Initial A21 price valuations in September 2007 did not provide conclusive project economics, so an additional bulk sampling program of large diameter reverse circulation drilling from surface was carried out during 2008 while mining concepts for A21 were reconsidered. In March 2009 a price estimate for A21 diamonds was determined from the larger combined sample. Studies are ongoing with a view to pre-production development on the A21 pipe commencing in 2013.

Geology

The Diavik Diamond Mine area is located near Lac de Gras in the central part of the Slave Structural Province which forms a distinct cratonic block within the Canadian Precambrian Shield. The Slave craton contains deformed and metamorphosed, Archean aged metaturbidite and lesser metavolcanic rocks of the Yellowknife Supergroup. These supracrustal rocks have been intruded by extensive Archean granitoids, and are in turn intruded by undeformed, late Archean granites and diabase dike swarms. The area of the cluster is underlain by late Archean (2.5 to 2.8 billion years) muscovite biotite granites. The granites are cut by pegmatites locally, have inclusions of Yellowknife Group biotite schist, and are variably jointed and fractured sub-vertically and sub-horizontally.

Local geology in the Lac de Gras area consists of three Archean lithologies: (1) greywacke-mudstone metaturbidites, (2) biotite±hornblende tonalite to quartz diorite, and (3) two-mica or K-spar porphyritic granite and granodiorite. The four Diavik kimberlite pipes are aligned in a northeast-southwest direction along with other pipes. Country rocks to the kimberlites are muscovite-biotite granites cut by pegmatite, locally with inclusions of biotite schist (metamorphosed turbidites).

The Diavik kimberlites were formed by volcanic surface eruptions and near surface injections of kimberlite magma and volcaniclastic debris into the granitic country rocks and into mid Cretaceous to Tertiary mudstones that once covered the Archean basement. The kimberlites contain a number of facies, broadly classed into three types of material. Hypabyssal facies represents material crystallized from kimberlite magma. It generally represents a small portion of the Diavik pipes along walls and in roots. Volcaniclastic material formed by fallback or slumping into a crater and epiclastic material composed of kimberlites and mudstones washed into the crater. The volcaniclastic and epiclastic material make up the bulk of the Diavik kimberlites. Exotic fragments consisting of Cretaceous to Tertiary mudstones and granitic country rocks occur in kimberlite. Mudstone in places forms a significant portion of the kimberlite and dilutes the diamond grade.

Exploration

Early exploration of the Diavik property consisted of airborne geophysical surveys and sampling of glacial till for diamond indicator minerals such as garnets, chromite and ilmenite. Targets were followed up by small-diameter core drilling. This work led to the discovery of a number of kimberlite pipes which were further tested by small- and large-diameter core drilling. Four of the kimberlite pipes were found to have potentially economic concentrations of diamonds and were subject to mini-bulk sampling by large-diameter core (LDC) drilling, underground bulk sampling of two pipes, and feasibility studies leading to the construction of the Diavik Diamond Mine.

Mineralization

The diamondiferous kimberlite pipes at Diavik intrude granitic rocks and metaturbidites of the Slave craton. The Diavik pipes vary from 118 m to 158 m in diameter at surface and are circular to slightly elongated in the northeast-southwest direction with bulges occurring along the margins. Their surface areas are in the range of one to two hectares, remarkably small but extremely high in grade compared to kimberlites elsewhere in the world that are or have been in commercial production. In cross-section, the pipe walls are near vertical to steeply inward-dipping and form typical kimberlite carrot shapes extending to and narrowing slightly at depth. A154S and A21 pipes are carrot shaped to “champagne glass” shaped and begin to narrow below 315 m depth below surface. A418 and A154N are nearly cylindrical for most of their vertical length before rapidly tapering to a point.

The kimberlite within each pipe has been subdivided into four to seven units for resource modeling. Units were broadly defined with the purpose of correlation across the pipe on a mine scale. The units were defined on the basis of macroscopic criteria, mud dilution, grain size, magnetic susceptibility, and textural and alteration characteristics. These aspects of kimberlite composition can exert control on diamond stone size and stone count, and hence diamond grade, as well as geotechnical and processing characteristics.

Diamonds are present in all of the kimberlite units with some variation in grade and stone size distributions. Excluding the zones at depth defined by seismic interpretation for which samples/grades do not yet exist, all of the kimberlite material in the A154S, A154N, A418 and A21 pipes that are modeled is included in the resource and reserve estimates. For the three pipes in the current reserve and mine plan – A154S, A154N and A418 – average grades are significantly higher than economic cut-off/break-even so mining selectivity is not practiced and all of the kimberlite is expected to be mined and processed.

Mining Operations

During calendar 2010, the first ore from underground mining joined the open pit production stream. Underground production at full scale will come from all three pipes simultaneously, as the pipes are located in relative proximity to one another and much of the underground infrastructure is common.

Areas of the underground mine as currently planned require backfilling after extraction so that structural stability is maintained for operational safety. A newly constructed backfill manufacturing plant began operation in 2010 and is presently producing cemented rock-fill in the interim until its capability to produce an engineered paste backfill is commissioned in 2011.

Other surface facilities have been built or are near completion to support underground development. These include ventilation and mine air heating, offices and mine changerooms, a crushing plant large enough for backfill manufacturing as well as Diavik general site rock crushing requirements, the aforementioned paste backfill plant, expansion of the water effluent treatment plant, additional camp accommodations, and additional electric power generation and distribution.

Underground facilities include refuge stations, fuelling areas, explosives magazines, electrical power distribution, communications networks, water handling and pumping systems, ore and waste loading areas, and ventilation.

Automation of some underground systems and remote operation of mobile ore handling equipment is being implemented and initial field trials have been carried out.

Underground ore has been reaching surface via the main decline portal where it is then transferred onto open pit haulage trucks for transport to the ore processing plant. A pit-wall portal access has been created in the A154 open pit, which could serve as a point of transfer of underground ore to open pit haulage trucks to expedite ore deliveries from portal to plant with greater volume and speed. A similar portal is being considered in the A418 Pit.

Drilling and Sampling

The four Diavik kimberlite pipes for which mineral resources and/or mineral reserves are reported have been delineated and sampled by a combination of small diameter core drill holes, large diameter core drill holes, large diameter reverse circulation (LDRC) drill holes and Sonic drill holes. Small diameter core holes (HQ and NQ size) drilled from 1994 to 1998 total 19,494 m in 71 holes on the four pipes. Large diameter core holes (152 mm and 85 mm diameter) from 1996 to 1998 total 11,746 m in 38 holes on the four pipes. An additional 27 small diameter core holes were drilled on the A154S and A154N pipes in 2003 and 2004 (4,951 m) along with ten large diameter reverse circulation holes (61 cm diameter) on A154N and nine 35 cm large diameter reverse circulation and 152 mm Sonic holes on the A418 pipe.

Mini-bulk samples from the large diameter core holes were processed at a pilot plant. Overall for the four Diavik pipes, a total of 266 t were processed from the four pipes to recover 1,028 ct of diamonds. Underground bulk samples were processed at two pilot plants. The 2,587 t sample from A154S yielded 12,688 ct and the 3,350 t sample from A418 yielded 8,325 ct. Similarly, mini-bulk samples from large diameter reverse circulation holes drilled in the A154N pipe in 2004 were processed at a pilot plant. A total of 853 t were processed to recover 2,109 carats from the A154N pipe.

The geologic resource model continues to be updated to the present day. Further samples were mined from active production areas in A154 Pit during 2008, followed by deep LDRC drilling in 2009 that provided 212 new samples for the model which resulted in improved production forecasting capability and expansion of the A154S reserve. In A154N, ten mini-bulk samples were mined from underground in 2010 and a new LDRC drill sampling program is being planned for 2011. Similarly for A418, 14 bench samples were taken from active open pit production areas in 2010 and a deep LDRC drill sampling program is also planned for 2011.

For each of the bulk sample batches, lab technicians performed metallurgical surveys assisted by plant operators. The normal high security for a diamond operation was enforced throughout the sample processing. All of the areas where diamonds are produced have very limited and controlled access. Card-locked doors control access and strategically installed cameras operate in sensitive areas. There are random searches for employees exiting from low-risk areas. High-risk areas such as the recovery plant have 100% search policies. DDMI has a separate, trained, full time security force.

Mineral Resources and Mineral Reserve Estimates

The table below summarizes the mineral reserves and mineral resources at the Diavik Diamond Mine as at the end of December 31, 2010 expressed in millions of tonnes, carats per tonne, and (for reserves) millions of carats. Totals may not add up exactly due to rounding. The values shown are for 100% of the Joint Venture.

The mineral reserves shown here account for all depletions due to production and sampling to the end of December 31, 2010. (The mineral reserves shown in the April 2008 Technical Report reflect depletions and modeling assumptions to the end of December 31, 2007.) The mineral reserves also include forecasted mining losses and dilution. For the open pit reserves, these are checked periodically against actual performance. For the underground mining reserves, for which production commenced only in 2010, mining loss and dilution assumptions are based on estimations from the approved underground feasibility study (McIntosh Engineering Inc., 2007), an internal technical study draft (SRK Consulting (Canada) Inc., 2010), and review by DDMI mine engineering staff. Metallurgical recovery has been accounted for.

Mineral Reserves at Diavik Diamond Mine – December 31, 2010

	PROVEN RESERVES			PROBABLE RESERVES			PROVEN and PROBABLE
	M t	ct/t	M ct	M t	ct/t	M ct	M t	ct/t	M ct
A154S
Open Pit	--	--	--	--	--	--	--	--	--
Underground	1.7	3.9	6.9	1.4	3.4	4.8	3.1	3.7	11.7
Total A154S	1.7	3.9	6.9	1.4	3.4	4.8	3.1	3.7	11.7
A154N
Open Pit	--	--	--	--	--	--	--	--	--
Underground	3.6	2.2	7.8	5.1	2.1	10.8	8.7	2.1	18.6
Total A154N	3.6	2.2	7.8	5.1	2.1	10.8	8.7	2.1	18.6
A418
Open Pit	1.9	3.1	5.9	--	--	--	1.9	3.1	5.9
Underground	0.3	4.0	1.2	4.0	3.9	15.5	4.3	3.9	16.7
Total A418	2.2	3.2	7.1	4.0	3.9	15.5	6.2	3.7	22.6
TOTAL
Open Pit	1.9	3.1	5.9	--	--	--	1.9	3.1	5.9
Underground	5.6	2.8	15.9	10.5	3.0	31.2	16.1	2.9	47.0
Total Reserves	7.5	2.9	21.7	10.5	3.0	31.2	18.0	2.9	52.9
Note: Totals may not add up due to rounding.

The mineral resources are outside of the mineral reserves and are not included in DDMI’s business plan. The mineral resources have reasonable potential to be mined but do not have mining losses and/or dilution applied at this time, and as such they represent in situ values.

Mineral Resources at Diavik Diamond Mine – December 31, 2010

	MEASURED			INDICATED			INFERRED
	M t	ct/t	M ct	M t	ct/t	M ct	M t	ct/t	M ct
A154S	--	--	--	--	--	--	0.04	3.5	0.1
A154N	--	--	--	--	--	--	2.1	2.4	5.0
A418	--	--	--	--	--	--	0.7	4.4	3.2
A21	3.6	2.8	10.0	0.4	2.6	1.0	0.8	3.0	2.3
TOTALS	3.6	2.8	10.0	0.4	2.6	1.0	3.6	3.0	10.6
Note: Totals may not add up due to rounding.

Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Resources: The Company is organized under the laws of Canada. The mineral reserves and resources described herein are estimates, and have been prepared in compliance with NI 43-101. The definitions of proven and probable reserves used in NI-43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this Annual Information Form containing descriptions of the Diavik Diamond Mine’s mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DDMI assessed the economics of open pit and underground mining in the determination of mineral reserves. With more than eight years of operating experiences, forecasts were made for several parameters including mining productivity, processing plant capacity and recovery, direct and indirect operating costs, ongoing capital requirements, and diamond values. Other parameters such as underground mining productivity, ground conditions, water inflow, underground capital and operating costs, and losses and dilution are from detailed feasibility studies, phased construction work undertaken between 2005 and 2009, and initial experiences from first ore production in calendar 2010. All government regulatory requirements for present and proposed mining have been met. Cash flow modeling was used solely to test that the economics of the mineral reserves are positive, however, it is not a forecast of either DDMI’s or the Company’s share of cash flow from the Diavik Diamond Mine.

The open pit and underground reserves are expected to be mined as planned, so mineability is not a factor in determining the confidence class into which the reserves are placed. Therefore, the mineral reserves are classed according to geological confidence.

Measured resources within engineered mine designs that provide positive cash flows are considered to be proven reserves.

Indicated resources within engineered mine designs that provide positive cash flows are considered to be probable reserves.

Inferred resources are not considered to have sufficient geological confidence to be converted into any reserve classification regardless of economic merit.

Other relevant data and information

Production from mine start-up to January 2010 has been by conventional open pit mining from two pits. Underground production from two of three pipes began in February 2010. Calendar 2010 production was sourced from the A418 open pit (66%), A154S open pit (19%), A154N underground (8%) and A154S underground (7%).

The A154 Pit and the A418 Pit are adjacent to each other and have been mined simultaneously and interchangeably by the same crew. The A154 Pit pre-stripping commenced in September 2002 and achieved sustainable production capability in December 2002. Commercial operations began in August 2003. The A418 Pit pre-stripping commenced in December 2006, achieved sustainable ore production during 2008, and will become the dominant ore source for calendar 2011 and 2012 because the A154 Pit reached depletion in 2010. It is currently expected that the A418 Pit will be depleted around autumn 2012. Meanwhile, underground mining is expected to continue its present ‘ramp up’ and will be the sole source of production from late 2012 onward.

In both the open pit and underground mining areas, ore and waste is drilled and blasted, then loaded into mine haulage trucks. Waste is hauled to designated rock dumps and ore is hauled to the processing plant. Mining is supported by mobile ancillary equipment (e.g. graders, rock bolters, service vehicles), dewatering pump systems, bulk explosives delivery equipment and blasters, field and shop maintenance services, geologists, and engineering and field control. Both areas work around the clock, year-round, and most personnel work a 12-hour shift.

Processing involves crushing, screening, separation in dense media (ferro-silicon) and x-ray sorting. No chemicals or reagents are used.

Rough diamonds are flown from the Diavik Diamond Mine to the production splitting facility in Yellowknife where the diamonds are cleaned, sorted and split into Harry Winston Diamond Limited Partnership’s 40% share and DDMI’s 60% share. The limited partnership’s share of the diamonds is transported to Toronto for further sorting and then sale into international markets.

The Diavik Diamond Mine has at all times since inception been in compliance with all permits and there are no outstanding liabilities or charges known at this time. All permits are current. The mine holds ISO 14001 certification. A full-time environmental staff is responsible for monitoring, directing, reporting and communicating on environmental matters.

ITEM 4 - DIVIDENDS

On March 19, 2009, the Company announced that it had suspended its dividend for the time being. Dividends totaling $0.20, $0.80 and $1.00 per common share were paid in fiscal 2009, fiscal 2008 and fiscal 2007, respectively.

ITEM 5 - DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of common shares. Holders of common shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of the Company. Each common share carries the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of common shares are entitled to receive dividends as and when declared by the Board of Directors of the Company. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, the holders of the common shares are entitled to receive the remaining property of the Company in the event of liquidation, dissolution or winding-up of the Company.

ITEM 6 - MARKET FOR SECURITIES

The Company’s common shares have been listed for trading on the Toronto Stock Exchange (“TSX”) (symbol ABZ) since March 7, 1988. Effective November 19, 2007 the trading symbol on the TSX changed to “HW” following the change of the Company’s name to Harry Winston Diamond Corporation. The Company is a reporting issuer, or equivalent, in each of the provinces and territories of Canada.

The Company’s common shares were listed for trading on the Small Cap Market of the National Association of Securities Dealers Automated Quotations system (“NASDAQ”) on March 20, 1989, but trading on NASDAQ ceased on November 16, 2007. On November 19, 2007, the Company’s common shares began trading on the New York Stock Exchange (“NYSE”) under the ticker symbol “HWD”.

Trading Price and Volume

The following table outlines the 52-week trading history, as well as monthly trading history during the period from February 2010 to January 2011 for Harry Winston Diamond Corporation shares on the TSX for the Company’s fiscal year ended January 31, 2011:

52 - Week High:	C$14.95
52 - Week Low:	C$9.46
Average Daily Volume:	266,630

Month	High (C$)	Low (C$)	Average Daily Volume
February (2010)	11.40	9.46	118,543
March	11.18	9.58	136,252
April	11.38	9.60	197,357
May	13.35	10.77	344,107
June	14.95	12.63	502,213
July	14.60	12.44	384,262
August	13.02	10.21	207,953
September	13.00	10.75	316,503
October	13.15	11.49	220,734
November	14.16	12.48	181,209
December	14.81	11.24	339,630
January (2011)	11.98	10.35	242,303

ITEM 7 - DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The names, municipalities of residence, current positions with the Company as of the date of this Annual Information Form and principal occupations of each of the directors of the Company as of January 31, 2011 and the preceding five years are as follows (such information not being within the knowledge of the Company, it has been furnished by each director individually):

Name of Director	Biography
Matthew W. Barrett(2)(4) Director since January 15, 2008

Matthew W. Barrett, age 66, of Oakville, Ontario, is the former Chairman and CEO of Barclays PLC. He began his career at the Bank of Montreal in 1962 and built a career at the bank where he held a variety of management positions in international banking and treasury during his 37 year tenure. He was appointed President and Chief Operating Officer in 1987. In 1989, he was appointed Chief Executive Officer and was named Chairman and Chief Executive Officer in 1990. In 1999, Mr. Barrett accepted the position of Group Chief Executive of Barclays Bank PLC and was appointed Chairman in 2004. Mr. Barrett was previously a member of the Federal Reserve Bank of New York International Advisory Committee and previously served on the board of directors of Molson, Inc., and Seagram Corporation. He currently serves on the board of directors of Goldman Sachs Bank USA, Whittington Investments Limited, and Samuel, Son & Co. Ltd. He also serves on the Advisory Board of National Bank of Kuwait. He is an officer of the Order of Canada.

Name of Director	Biography
Micheline Bouchard(3)(4) Director since January 15, 2008

Micheline Bouchard, age 63, of Montreal, Quebec, Canada, is the former President and Chief Executive Officer of ART Advanced Research Technologies, a biomedical company based in Montreal. Prior to that, Ms. Bouchard was Global Corporate Vice-President of Motorola Inc. in the US after serving as President and Chief Executive Officer of Motorola Canada in Toronto. In addition, Ms. Bouchard served as a Vice President of business development Canada and Vice President of Quebec operations during her tenure at Hewlett-Packard Canada, Ltd. She holds a Bachelor's degree in Engineering Physics and a Master's Degree in Electrical Engineering, both from Polytechnique, Montreal. She currently serves on the board of directors of Telus Corporation. She is a member of the Order of Canada.

David Carey(3) Director since September 1, 2010

David Carey, age 50, of Scarsdale, New York, USA, is currently the President of Hearst Magazines. Previously, Mr. Carey was group president at Condé Nast, where he served as a member of the company’s executive committee and co-lead on all business development efforts, and in other positions at Condé Nast since 1995. Prior to that, he held business development and marketing positions at Hearst Magazines before becoming the founding publisher of SmartMoney in 1992. Mr. Carey currently serves on the Executive Committees of the American Advertising Federation and the Magazine Publishers of America. He is also a board member of the Young Presidents’ Organization and a member of the CUNY Graduate School of Journalism Advisory Committee. Mr. Carey is a graduate of UCLA.

Robert A. Gannicott Chairman and Chief Executive Officer Director since June 19, 1992

Robert A. Gannicott, age 63, of Toronto, Ontario, Canada, was appointed the Chief Executive Officer of the Corporation in September 1999, and was appointed Chairman of the Board on June 22, 2004. A geologist, Mr. Gannicott has worked extensively in the Northwest Territories and in Greenland. He has chaired the OSC/CIMM Committee to establish reporting guidelines for the diamond industry. He currently serves on the board of The Canadian Polar Commission and Capricorn Resources Ltd., a wholly owned subsidiary of Cair Energy PLC.

Noel Harwerth(2)(3) Director since June 4, 2008

Noel Harwerth, age 63, of London, England, served as Chief Operating Officer of Citibank International PLC from 1998 to 2003. Prior to that, she served as Chief Tax Officer of Citigroup, Dun & Bradstreet Corporation and Kennecott Copper Corporation. She holds a Jurisdoctor degree from the University of Texas Law School. She currently serves on the board of directors of Royal & Sun Alliance Insurance, Logica Group, Impellam Group plc and is Deputy Chairman of Sumitomo Mitsubishi Banking Europe. Mrs. Harwerth was appointed by the U.K. Government to the Horserace Totalisator Board.

Name of Director	Biography
Daniel Jarvis(2)(4) Director since June 4, 2008

Daniel Jarvis, age 60, of Vancouver, British Columbia, Canada, served as Vice-Chair and Chief Financial Officer of Concert Properties Ltd., a real estate development and investment firm from 2009 to 2011. From 1989 to 2007 Mr. Jarvis held a number of senior executive positions with Intrawest Corporation; including Executive Vice President and Chief Financial Officer. Mr. Jarvis was instrumental in taking Intrawest public in 1990 and guided the financial strategy of the company as it grew from a regional multi-family real estate developer to become North America's largest resort developer and a leading operator of year-round resorts. Previously, Mr. Jarvis had been Chief Financial Officer of BCE Development Corporation and Treasurer of BCE, Canada's largest telecommunications company. Mr. Jarvis has served on the boards of Concert Properties Ltd., Intrawest Corporation, BCE Development Corporation, New Brunswick Telephone Limited, the Canada Tourism Commission and BC Pavilion Corporation. He holds a Bachelor's degree in Economics from Queen’s University and an MBA from Harvard University.

Jean-Marc Loubier(2) Director since December 9, 2010

Jean-Marc Loubier, age 55, of Paris, France, is the Chief Executive Officer of HKL Holdings, a company conducting reorganizations and facilitating repositioning processes of international companies in Europe and Asia. Mr. Loubier is a non-executive independent director of Trinity Ltd. and participated in the process of the company listing on the Hong Kong Stock Exchange in November of 2009. Prior to joining HKL, Mr. Loubier was the Chief Executive Officer of ESCADA AG, a company listed on the Frankfurt Stock Exchange, from June 2007 to June 2008 and was a member of its supervisory board and chairman of its strategy committee since November 2006. He had held key managing positions for 16 years in the LVMH Group. Mr. Loubier joined Louis Vuitton Malletier in 1990 as Director of Communications, and was later the Executive Vice President until 2000. He was the President and Chief Executive Officer of Celine from 2000 to 2006. Mr. Loubier was a board member of Comite Colbert, French Association of Luxury Companies from 2000 to 2006. Mr. Loubier has profound international experience in the luxury, fashion and retail industries. Mr. Loubier graduated from Institut d’ Etudes Politiques de Paris, France, and obtained a Master of Business Administration degree from HEC (Hautes Etudes Commerciales), France, in 1983.

Name of Director	Biography
Laurent E. Mommeja(3)(4) Director since June 22, 2004

Laurent E. Mommeja, age 55, of Paris, France, has extensive marketing experience in the luxury goods industry. He currently sits on the Management Board of Emile Hermes SARL the Active Partner of Hermes International SCA. He was the Managing Director of Hermès Maison and President of La Compagnie des Arts de la Table, a subsidiary of Hermès International. Previously, he was the Europe and Middle East Director of Hermès International. Prior to that, Mr. Mommeja lived in the United States for 14 years where his last assignment for 8 years was President and CEO of Hermès Paris Inc., the US subsidiary of Hermès International. Mr. Mommeja has had assignments in various different countries during his 29 years with Hermès. He also sits on the boards of Emile Hermès SARL, Hermès Sellier SA and Alain Ducasse Group.

J. Roger B. Phillimore Director since November 17, 1994

J. Roger B. Phillimore, age 61, of London, England, is a corporate director and advisor to companies primarily in the natural resource industry. He is the Chairman of Lonmin plc, a mining corporation based in Britain. Prior to 1993, he was Joint Managing Director of Minorco S.A.

(1)

“Common Shares” refers to the number of Common Shares of the Corporation owned by each nominee for election as director and includes all Common Shares beneficially owned, directly or indirectly, or over which such nominee exercised control or direction. Such information, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(2)	Member of the Audit Committee.
(3)	Member of the Human Resources & Compensation Committee.
(4)	Member of the Nominating & Corporate Governance Committee.

The principal occupations of each of the executive officers of the Company (other than Robert A. Gannicott who is a director as well as executive officer of the Company and whose information is included in the previous table) as of the date of this Annual Information Form and the preceding five years (such information not being within the knowledge of the Company, it has been furnished by each person individually) are as follows:

Name of Executive Officer	Biography
Frederic de Narp President and Chief Executive Officer, Harry Winston, Inc.

Frederic de Narp, of New York, New York, United States of America, joined the Company in January 2010 as President and Chief Executive Officer of HWI. Prior to joining the company, Mr. de Narp worked at Cartier International for 18 years in various executive roles, ultimately becoming President and Chief Executive Officer of Cartier North America in 2005.

Name of Executive Officer	Biography
Alan S. Mayne Chief Financial Officer (1)

Alan S. Mayne of Toronto, Ontario, Canada joined the Company in January 2008 as Vice President and Chief Financial Officer. He was Chief Financial Officer of CHUM Limited, one of Canada's leading media companies from the period July 2004 to July 2007. Previously he worked at TD Securities Inc. for six years in a number of key senior positions, ultimately becoming Managing Director and Co-Head of Mergers & Acquisitions. Prior to joining TD Securities in Toronto in 1998, Mr. Mayne spent seven years in London, England, primarily with UBS Investment Bank.

James R.W. Pounds Executive Vice-President, Buying and Sourcing

James R.W. Pounds of Toronto, Ontario, Canada is the Company’s Executive Vice-President, Buying and Sourcing. He joined the Company in August 2002 as the Managing Director of the Company’s Belgian subsidiary. In 2005 Mr. Pounds was reassigned full time to the Company’s head office in Toronto as Vice- President, Sales. Prior to joining the Company, he was Project Manager, De Beers Group following his position as Managing Director, Diamdel Israel (De Beers’ direct trading arm in Israel).

Raymond N. Simpson Executive Vice-President

Raymond N. Simpson of Katonah, New York, United States of America is the Company’s Executive Vice President. He joined the Company in May 2003 as Vice President, Corporate Development. Prior to joining the Company, Mr. Simpson was Director of Operations at LVMH Moet Hennessey for the new retail jewelry venture between LVMH and De Beers. Prior to joining LVMH, Mr. Simpson worked for the De Beers Group, where over a 14 year period he held a variety of roles ranging from mine resource evaluation to supply/demand forecasting and consumer marketing.

(1)

On February 7, 2011, the Company announced the appointment of Mr. Cyrille Baudet as Chief Financial Officer. Mr. Cyrille Baudet replaces Mr. Alan Mayne, who will remain with the Company for a transition period to April 30, 2011.

The directors of the Company are elected annually and hold office until the next annual meeting of shareholders or until their successors in office are duly elected or appointed, unless a director’s office is earlier vacated in accordance with the bylaws of the Company or the Canada Business Corporations Act, or he or she becomes disqualified to act as a director.

The information regarding share ownership not being within the knowledge of the Company, it has been furnished by each person individually. The directors and executive officers of the Company, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 1,157,050 common shares of the Company, representing approximately 1.4% of the issued and outstanding common shares as of April 18, 2011.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company is, or has been in the last ten years, a director, chief executive officer or chief financial officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days.

To the knowledge of the Company, no director, executive officer or shareholder holding a sufficient number of securities to materially affect control of the Company (a) is or has been in the last ten years a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets or (b) has within the last ten years made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Conflict of Interest

Mr. Gannicott is an employee of the Company. Other than the foregoing, there are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and any director or officer of the Company or of a subsidiary of the Company.

ITEM 8 - AUDIT COMMITTEE

The Audit Committee Charter as approved by the Board of Directors of the Company is included in Appendix 1. The members of the Audit Committee are Directors of the Company and are identified below.

Education and Experience

This section describes the education and experience of the Company’s Audit Committee members that are relevant to the performance of their responsibilities in that role.

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board of Directors to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws. The Board of Directors has also determined that Daniel Jarvis is a financial expert who has over 30 years experience in finance. Each other member of the Audit Committee currently is, or has previously been, in charge of, or a consultant to, a significant business operation, as president, chief executive officer, or chief operating officer of a public company. In this position, they would have actively supervised people engaged in preparing, auditing, analyzing or evaluating financial statements.

Noel Harwerth, the Chair of the Audit Committee, served as Chief Operating Officer of Citibank International PLC from 1998 to 2003. Prior to that, she served as Chief Tax Officer of Citigroup, Dun & Bradstreet Corporation and Kennecott Copper Corporation. She holds a Jurisdoctor degree from the University of Texas Law School. She currently serves on the board of directors of Royal & Sun Alliance Insurance, Logica Group, Impellam Group plc and is Deputy Chairman of Sumitomo Mitsubishi Banking Europe. Mrs. Harwerth was appointed by the U.K. Government to the Horserace Totalisator Board.

Matthew W. Barrett is the former Chairman and CEO of Barclays PLC. He began his career at the Bank of Montreal in 1962 and built a career at the bank where he held a variety of management positions in international banking and treasury during his 37 year tenure. He was appointed President and Chief Operating Officer in 1987. In 1989, he was appointed Chief Executive Officer and was named Chairman and Chief Executive Officer in 1990. In 1999, Mr. Barrett accepted the position of Group Chief Executive of Barclays Bank PLC and was appointed chairman in 2004. Mr. Barrett was previously a member of the Federal Reserve Bank of New York International Advisory Committee and previously served on the board of directors of Molson, Inc., and Seagram Corporation. He currently serves on the board of directors of Goldman Sachs Bank USA, Whittington Investments Limited, and Samuel, Son & Co. Ltd. He also serves on the Advisory Board of National Bank of Kuwait. Mr. Barrett serves as Chairman of the audit committee of Goldman Sachs Bank USA, and is a member of the audit committee of Samuel, Son & Co. Ltd. Mr. Barrett attended Harvard Business School Advanced Management Program.

Daniel Jarvis served as Vice-Chair and Chief Financial Officer of Concert Properties Ltd., a real estate development and investment firm from 2009 to 2011. From 1989 to 2007 Mr. Jarvis held a number of senior executive positions with Intrawest Corporation; including Executive Vice President and Chief Financial Officer. Mr. Jarvis was instrumental in taking Intrawest public in 1990 and guided the financial strategy of the company as it grew from a regional multi-family real estate developer to become North America's largest resort developer and a leading operator of year-round resorts. Previously, Mr. Jarvis had been Chief Financial Officer of BCE Development Corporation and Treasurer of BCE, Canada's largest telecommunications company. Mr. Jarvis has served on the boards of Concert Properties Ltd., Intrawest Corporation, BCE Development Corporation, New Brunswick Telephone Limited, the Canada Tourism Commission and BC Pavilion Corporation. He holds a Bachelor's degree in Economics from Queen’s University and an MBA from Harvard University.

Jean-Marc Loubier is the Chief Executive Officer of HKL Holdings, a company conducting reorganizations and facilitating repositioning processes of international companies in Europe and Asia. Mr. Loubier is a non-executive independent director of Trinity Ltd. and participated in the process of the company listing on the Hong Kong Stock Exchange in November of 2009. Prior to joining HKL, Mr. Loubier was the Chief Executive Officer of ESCADA AG, a company listed on the Frankfurt Stock Exchange, from June 2007 to June 2008 and was a member of its supervisory board and chairman of its strategy committee since November 2006. He had held key managing positions for 16 years in the LVMH Group. Mr. Loubier joined Louis Vuitton Malletier in 1990 as Director of Communications, and was later the Executive Vice President until 2000. He was the President and Chief Executive Officer of Celine from 2000 to 2006. Mr. Loubier was a board member of Comite Colbert, French Association of Luxury Companies from 2000 to 2006. Mr. Loubier has profound international experience in the luxury, fashion and retail industries. Mr. Loubier graduated from Institut d’ Etudes Politiques de Paris, France, and obtained a Master of Business Administration degree from HEC (Hautes Etudes Commerciales), France, in 1983.

Pre-Approval Policies and Procedures

The charter of the Audit Committee requires the Audit Committee to review and approve the engagement of the external auditors to perform non-audit services, together with the fees therefor, and the impact thereof, on the independence of the external auditors.

External Auditor Service Fees
Fees paid to KPMG LLP during the years ended January 31, 2011 and 2010 were as follows:

	2011 (US$)	2010 (US$)
Audit Fees(1)	1,622,777	1,589,378
Audit Related Fees(2)	162,026	20,102
Tax Fees(3)	121,379	195,602
All other Fees(4)	4,871	60,456

(1)	Includes audit and review services.
(2)	Includes SOX 404 work and various audit services required as per legal obligations.
(3)	Primarily tax advisory services.
(4)	Includes IFRS consultation and review of annual meeting materials.

ITEM 9 - LEGAL PROCEEDINGS

The Company is not a party to any material legal proceedings, and there are no material legal proceedings to which any of the Company’s property is subject, and no such proceedings are known to be contemplated.

ITEM 10 - INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities and no associate or affiliate of any of such persons or companies has any material interest, direct or indirect, in any transaction within the three most recently completed fiscal years or since the commencement of the Company’s last completed fiscal year or in any proposed transaction, which, in either case, has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

ITEM 11 - TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares of the Company is CIBC Mellon Trust Company of Canada at its principal transfer office in Toronto, Ontario. The co-transfer agent for the common shares of the Company is Registrar and Transfer Company at its principal office in Cranford, New Jersey.

ITEM 12 - INTERESTS OF EXPERTS

Certain technical information contained in this Annual Information Form relating to the Diavik Diamond Mine as at December 31, 2010 has been prepared by Calvin Yip, P.Eng., Mining Engineer, Principal Advisor, Strategic Planning of DDMI. To the knowledge of the Company, Mr. Yip did not beneficially hold, directly and indirectly, any of the outstanding common shares of the Company at the time of the preparation of the report. Pursuant to DDMI policy, Mr. Yip is prohibited from holding any common shares of the Company.

There is no other person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report of valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 of the Canadian Securities Administrators by the Company during, or related to, its most recently completed financial year other than KPMG LLP, the Company’s external auditors. KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct/Code of Ethics of the various Canadian provincial institutes/ordre and within the meaning of U.S. Securities Act of 1933 and the applicable rules and regulations there under.

ITEM 13 - MATERIAL CONTRACTS

The only contracts entered into by the Company since January 1, 2002, other than contracts entered into by the Company in the ordinary course of business, that are currently material to the Company are the agreements listed below:

On June 24, 2010, the Company had completed a mining segment senior secured revolving credit facility with Standard Chartered Bank for $100.0 million which was amended on August 31, 2010. On February 28, 2011, the Company increased the facility by $25 million to $125.0 million. The facility has an initial maturity date of June 24, 2013 with two one-year extensions at the Company’s option. There are no scheduled repayments required before maturity. The facility is available to the Company and Harry Winston Diamond Mines Ltd. for general corporate purposes. Borrowings bear an interest margin of 3.5% above the higher of LIBOR or lender cost of funds. The Company is required to comply with financial covenants at the mining segment level customary for a financing of this nature, with change in control provisions at the Company and Diavik Diamond Mines level. At January 31, 2011, the Company had $50.0 million outstanding on its $100.0 million mining segment senior secured revolving credit facility which was used as a component of the financing for the Kinross Buy Back Transaction.

On August 25, 2010, Harry Winston Diamond Corporation reacquired from Kinross Gold Corporation (“Kinross”) for $191.2 million (including transaction costs) its 9% indirect interest in the Diavik Joint Venture, representing Kinross’s direct 22.5% interest in HWDLP previously acquired in March 2009. The purchase price for Kinross’s 22.5% interest in HWDLP was based on the market value of consideration on the closing date and was satisfied by the payment of $50.0 million in cash, the issuance to Kinross of approximately 7.1 million Harry Winston Diamond Corporation common shares from treasury with a market value of $69.7 million and the issuance to Kinross of a promissory note in the amount of $70.0 million, maturing on August 25, 2011. The note bears interest at a rate of 5% per annum and can be repaid in cash or, subject to certain limitations, treasury common shares issued by the Company. The issuance of such shares is expected to be subject to approval by the Company’s shareholders in most circumstances. With this transaction, the Company’s ownership interest in the Diavik Joint Venture was increased back to 40%.

ITEM 14 - ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Further, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s information circular dated April 19, 2010, for the annual meeting of shareholders that took place on June 3, 2010. Additional financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for the years ended January 31, 2011, and January 31, 2010, which are included in the Company's Annual Report.

APPENDIX 1: AUDIT COMMITTEE CHARTER

HARRY WINSTON DIAMOND CORPORATION

AUDIT COMMITTEE CHARTER

1.0	MANDATE

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the "Board") of Harry Winston Diamond Corporation (the “Company”) to assist the Board in fulfilling its oversight responsibilities with respect to:

(a)	the integrity of the Company's financial statements,

(b)	the Company's compliance with legal and regulatory requirements,

(c)	the independent auditor's qualifications and their performance,

(d)	the performance of the Company's internal audit function; and

(e)	prepare the report of the Committee required by regulatory authorities to be included in the Company’s annual proxy statement.

2.0	DUTIES AND RESPONSIBILITIES

To fulfill its responsibilities, the Committee shall:

(a)

be directly responsible for the appointment (subject to the rights of the shareholders and applicable law), compensation, retention and oversight of the work of any registered public accounting firm engaged by the Company (including resolution of disagreements between Company management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, and each such registered public accounting firm shall report directly to the Committee;

(b)

at least annually, obtain and review a report by the independent auditors describing: the independent auditors’ internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditors’ independence) all relationships between the independent auditors and the Company;

(c)

meet to review and discuss the Company’s annual audited financial statements and quarterly financial statements with management and the independent auditors, including the Company's disclosures under "Management's Discussion and Analysis";

(d)	discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

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(e)	discuss policies with respect to risk assessment and risk management;

(f)	review and assess management’s overall process to identify principal risks that could affect the achievement of the Company’s business plans and to monitor the process to manage such risks;

(g)	meet separately, periodically, with management, with personnel responsible for the Company’s internal audit function and with the independent auditors;

(h)	review with the independent auditors any audit problems or difficulties and management's response;

(i)	set clear hiring policies for employees or former employees of the independent auditors;

(j)	engage independent legal counsel and accounting and other advisers, as the Committee determines necessary to carry out its duties, at the expense of the Company;

(k)

establish procedures for (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (2) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(l)	approve in advance all audit services, as well as non-audit services, including tax services, to be rendered by the Company's independent auditors;

(m)	report its activities, conclusions and concerns to the Board regularly;

(n)	conduct, or have conducted, an annual performance evaluation of the Audit Committee;

(o)	oversee and monitor the Company’s compliance with legal and regulatory requirements;

(p)	oversee and monitor the integrity of the Company’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

(q)	provide an avenue of communication among the independent auditors, management, internal audit function, and the Board.

3.0	IMPLEMENTATION OF DUTIES AND RESPONSIBILITIES

3.1	Review Procedures

The Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities. The Committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibility. In this regard, the Committee may direct internal audit personnel to particular areas of examination after the approval of the Chairman and Chief Executive Officer (the “CEO”).

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Review and update the Committee’s charter at least annually, recommend proposed changes to the Nominating & Corporate Governance Committee for review and recommendation for approval to the Board thereof. The Committee shall provide a summary of the Committee’s composition and responsibilities in the Company’s annual information return or other public disclosure documentation.

Provide a summary of all approvals by the Committee of the provision of audit, audit-related, tax and other services by the external auditors for inclusion in the Company’s reports filed with the regulatory authorities in Canada and the United States.

3.2	Annual Financial Statements

(a)	Discuss and review with management and the independent auditors the Company’s annual audited financial statements and related documents prior to their filing or distribution. Such review to include:

(i)

the annual financial statements and related footnotes, including significant issues regarding accounting policies and practices and significant management estimates and judgements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any specific steps adopted in light of material control weaknesses;

(ii)	the independent auditors’ annual audit plan and approval thereof;

(iii)	the independent auditors’ audit examination of the financial statements and their report thereon;

(iv)	ensuring that the independent auditors carried out the audit in accordance with the approved audit plan and review of any significant changes required in the independent auditors’ audit plan;

(v)

any serious difficulties or disputes with management encountered during the course of the audit, including any restrictions on the scope of the independent auditors’ work or access to required information;

(vi)	other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards;

(vii)

all alternative disclosures and treatments of financial information (including accounting adjustments) within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments; and

(viii)	other material written communications between the independent auditors and management, such as any management or internal control letter or schedule of unadjusted differences.

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(b)	Review and formally recommend approval to the Board the Company’s:

(i)	year-end audited financial statements;

(ii)	annual earnings press releases;

(iii)	Management’s Discussion and Analysis in respect of the year-end audited financial statements;

(iv)	Annual Information Form as to financial information; and

(v)	all prospectuses and information circulars as to financial information.

The review shall include a communication from the independent auditors on the qualitative factors around the selection and application of significant accounting policies upon which the Company’s financial status depends, and which involve the most complex, subjective or significant judgemental decisions or assessments.

3.3	Quarterly Financial Statements

(a)	Review with management and the independent auditors and:

(i)	approve and report to the Board quarterly unaudited financial statements and related documents, including Management’s Discussion and Analysis and interim earnings press releases; and

(ii)	either approve (such approval to include the authorization for public release) or formally recommend for approval to the Board any significant changes to the Company’s accounting principles.

(b)	Review and discuss quarterly reports from the independent auditors regarding:

(i)	all critical accounting policies and practices to be used;

(ii)

all alternative disclosures and treatments of financial information within generally accepted accounting principles that have been discussed with management, and the ramifications of the use of such alternative disclosures and treatments; and

(iii)	other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.

3.4	Internal Control Environment

(a)	Ensure that management provides to the Committee an annual report on the Company’s internal control environment as it pertains to the Company’s financial reporting process and controls.

(b)	Review and discuss significant financial risks or exposures and assess the steps management has taken to monitor, control, report and mitigate such risks to the Company.

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(c)	Review the effectiveness of the overall process for identifying the principal risks affecting the achievement of business plans and provide the Committee’s view to the Board.

(d)	Review significant findings prepared by the independent auditors and the internal auditors, together with management’s responses.

(e)

Review, in consultation with the internal auditors and the independent auditors, the degree of coordination in the audit plans of the internal auditors and the independent auditors, and enquire as to the extent the planned scope can be relied upon to detect weaknesses in internal controls, fraud, or other illegal acts. The Committee will assess the coordination of audit effort to assure completeness of coverage and the effective use of audit resources. Any significant recommendations made by the independent auditors and the internal auditors for the strengthening of internal controls shall be reviewed and discussed with management.

3.5	Other Review Items

(a)

Review policies and procedures with respect to officers’ and directors’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditors or the independent auditors.

(b)	Review all insider transactions and related party transactions between the Company and any officers or directors.

(c)

Review with the General Counsel, as required, and the head of internal audit the result of the review of the Company’s monitoring compliance with each of the Company’s Code of Ethics and Business Conduct and applicable legal requirements.

(d)

Review legal and regulatory matters, including correspondence with regulators and governmental agencies that may have a material impact on the interim or annual financial statements, related corporate compliance policies, and programs and reports received from regulators or governmental agencies.

(e)

Review policies and practices with respect to off-balance sheet transactions and trading and hedging activities, and consider the results of any review of these areas by the internal auditors or the independent auditors, if specifically requested to so review.

(f)

Review with the CEO and the Chief Financial Officer of the Company and the independent auditors: (i) all significant deficiencies identified and material weaknesses in the design or operation of the Company’s internal controls and procedures for financial reporting which could adversely affect the Company’s ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits under the United States Securities Exchange Act of 1934, as amended, the Securities Act, Ontario, and any other laws or regulations within the required time periods and (ii) any fraud, whether or not material, that involves management of the Company or other employees who have a significant role in the Company’s internal controls and procedures for financial reporting.

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3.6	Independent Auditors

(a)

Meet on a regular basis with the independent auditors (without management present) and have the independent auditors be available to attend Committee meetings or portions thereof at the request of the Chairman of the Committee or by a majority of the members of the Committee.

(b)

Review and discuss with the independent auditors all significant relationships that the independent auditors and their affiliates have with the Company and its affiliates in order to determine the independent auditors’ independence, including, without limitation, (i) receiving and reviewing, as a part of the review described in the foregoing, a formal written statement from the independent auditors delineating all relationships that may reasonably be thought to bear on the independence of the independent auditors with respect to the Company and its affiliates, (ii) discussing with the independent auditors any disclosed relationships or services that the independent auditors believe may affect the objectivity and independence of the auditors, and (iii) recommending that the Board take appropriate action in response to the independent auditors’ report to satisfy itself of the auditors’ independence.

(c)	Review and evaluate:

(i)

the independent auditors’ and the lead partner of the independent auditors' team's performance, and make a recommendation to the Board regarding the reappointment of the independent auditors at the annual meeting of the Company’s shareholders or regarding the discharge of such independent auditors;

(ii)	the terms of engagement of the independent auditors, together with their proposed fees and the final fees;

(iii)	independent audit plans and results;

(iv)	any other related audit engagement matters; and

(v)	the engagement of the independent auditors to perform non-audit services, together with the fees therefor, and the impact thereof, on the independence of the auditors.

(d)

Upon reviewing and discussing the information provided to the Committee in accordance with paragraphs (b) and (c), evaluate the independent auditors’ qualifications, performance and independence, and whether the provision of permitted non-audit services is compatible with maintaining auditor independence, taking into account the opinions of management and the head of internal audit. The Committee shall present its conclusions with respect to the independent auditors to the Board.

(e)

Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing independent auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

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(f)

Consider with management and the independent auditors the rationale for employing audit firms other than the principal independent auditors, including a review of management consulting services and related fees provided by the independent auditors compared to those of other audit firms.

3.7	Internal Audit

(a)	Meet with the head of internal audit as required, but in any event at least quarterly.

(b)	Review and make recommendation to the Board in respect of the appointment, replacement, reassignment, or dismissal of the head of internal audit.

(c)	Confirm and assure, annually, the independence of the internal auditors with respect to operational responsibility or authority over the activities they review.

(d)	Consider and review with management, the independent auditors, as appropriate, and the head of internal audit:

(i)	internal audit’s annual audit plan;

(ii)	significant findings during the year and management’s responses and follow-up thereto;

(iii)	any difficulties encountered in the course of the internal audits, including any restrictions on the scope of their work or access to required information;

(iv)	any changes required in the planned scope of the annual internal audit plan;

(v)	the resources, budget, reporting relationships and planned activities of the internal auditors;

(vi)	the internal audit charter and approve the charter; and

(vii)	internal audit’s compliance with the IIA’s Standards for the Professional Practice of Internal Auditing (Standards).

3.8	Approval of Audit and Non-Audit Services

Review and, where appropriate, approve the provision of all permitted non-audit services (including the fees and terms thereof) in advance of the provision of those services by the independent auditors (subject to the de minimus exception for non-audit services prescribed in applicable legislation which are approved by the Committee prior to the completion of the audit).

Review and, where appropriate and permitted, approve the provision of all audit services (including the fees and terms thereof) in advance of the provision of those services by the independent auditors.

If the pre-approvals contemplated in paragraphs (a) and (b) are not obtained, review and, where appropriate, ratify, the provision of all audit and non-audit services promptly after the Committee or a member of the Committee to whom authority is delegated becomes aware of the provision of those services.

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Delegate, if the Committee deems necessary or desirable, to subcommittees consisting of one or more members of the Committee, the authority to grant the pre-approvals and approvals described in paragraphs (a) and (b). The decision of any such subcommittee to grant pre-approval shall be presented to the full Committee at the next scheduled Committee meeting.

3.9	Other Matters

(a)	Review and make recommendation to the Board in respect of the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer.

(b)	Review, approve and report to the Board on banking authorities for the Company’s and its subsidiaries’ bank accounts.

(c)	Review, approve and report to the Board on internal controls at the Company’s subsidiaries.

(d)	Report Committee actions to the Board with such recommendations as the Committee may deem appropriate.

(e)	Perform such other functions as required by law, the Company’s charter or bylaws, or the Board.

(f)	Consider any other matters referred to it by the Board.

The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditors for the purpose of rendering or issuing an audit report or performing other audit, review or attest services for the Company and to any advisors engaged by the Committee.

4.0	OPERATION OF COMMITTEE

4.1	Reporting

The Committee shall report to the Board following each Committee meeting.

4.2	Composition of Committee

The Committee shall consist of not less than three directors as determined by the Board, all of whom are free from any relationship that would interfere with the exercise of his or her independent judgement and shall qualify as independent directors in accordance with the Securities Act of 1934 as amended by the Sarbanes-Oxley Act of 2002 and other regulatory requirements and shall have been affirmatively determined by the Board to be an “independent director” under the New York Stock Exchange Corporate Governance Guidelines.

All members of the Committee shall have the “financial literacy” (as that qualification is interpreted by the Board in its business judgment) to be able to read and understand the Company’s financial statements and to understand the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. At least one member shall have acquired, through (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience:

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(a)	An understanding of generally accepted accounting principles and financial statements;

(b)	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)

Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	An understanding of internal controls and procedures for financial reporting; and

(e)	An understanding of audit committee functions.

Committee members shall not simultaneously serve on the audit committees of more than two other public companies, unless the Board first determines that such simultaneous service will not impair the ability of the relevant members to effectively serve on the Committee, and required public disclosure is made.

4.3	Appointment of Committee Members

Members of the Committee shall be appointed at a meeting of the Board, typically held immediately after the annual shareholders’ meeting, provided that any member may be removed or replaced at any time by the Board and shall in any event cease to be a member of the Committee upon ceasing to be a member of the Board.

4.4	Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

4.5	Chairman

The Nominating & Corporate Governance Committee will recommend an independent and financially literate director as Chairman of the Committee to the Board for approval. The Board shall appoint the Chairman of the Committee. If the Chairman of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside.

The Chairman presiding at any meeting shall not have a casting vote.

4.6	Secretary

The Committee shall appoint a Secretary who need not be a member of the Committee or a director of the Company. The Secretary shall keep minutes of the meetings of the Committee.

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4.7	Compensation

Committee members may not, other than in their respective capacities as members of the Committee, the Board or any other committee of the Board, accept any consulting, advisory or other compensatory fee from the Company or its affiliates. For greater certainty, director’s fees are the only compensation an Audit Committee member may receive from the Company or its affiliates.

4.8	Committee Meetings

The Committee shall meet at least quarterly at the call of the Chairman. The Chairman of the Committee may call additional meetings as required. In addition, a meeting may be called by any director or by the independent auditors.

Committee meetings may be held in person, by video-conference, by telephone or by any combination of any of the foregoing.

4.9	Notice of Meeting

Notice of the time and place of every meeting may be given orally, in writing, by facsimile or by electronic communication to each member of the Committee and to independent auditors at least 48 hours prior to the time fixed for such meeting.

A member of the Committee and the independent auditors may, in any manner, waive notice of the meeting. Attendance of a member at the meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

4.10	Quorum

A majority of committee members, present in person, by video-conference, by telephone or by a combination thereof, shall constitute a quorum.

4.11	Attendance at Meetings

The CEO, the Chief Financial Officer, the Vice President, Corporate Controller, as required, and the head of internal audit are expected to be available to attend meetings, but a portion of every meeting will be reserved for in-camera discussion without members of management being present.

The Committee should meet, on a regular basis and without management present, with the head of internal audit, the independent auditors, and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.

The Committee may by specific invitation have other resource persons in attendance.

The Committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Committee.

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4.12	Minutes

Minutes of Committee meetings shall be sent to all Committee members and to the independent auditors after each meeting.

APPROVED by the Board of Directors of Harry Winston Diamond Corporation on the 12th day of January, 2011.

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APPENDIX 2: GLOSSARY OF TERMS USED FREQUENTLY IN THIS DOCUMENT

berm - an embankment of crushed and screened rock fill.

carat - unit used to measure gemstones, equal to 200 milligrams or 0.2 grams. For smaller gems, 100 points is equal to one carat.

core - the long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

CPT - carats per tonne.

diamantaire - a professional diamond trader or manufacturer active in the diamond business.

diamondiferous - containing diamonds.

diamonds - a crystallized variety of pure carbon that may be of gem quality.

dike - a temporary structure used to retain or restrict water flow.

dilution - the effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

grade - number of carats (or other unit of weight) in a physical unit of ore, usually expressed in carats per tonne.

Cut-off grade - is the minimum grade at which a tonne of rock can be processed on an economic basis.

Recovered grade - is actual grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.

kimberlite - A volatile-rich, potassic, ultrabasic rock which varies in mineralogical composition and texture. Kimberlite magmas originate at great depth in the earth’s mantle and as they ascend rapidly to the surface they are often emplaced in vertical, carrot-shaped bodies known as pipes or thin (1-3 metres wide) tabular bodies known as dikes. Kimberlite deposits may or may not contain diamonds.

mineral reserves:

- mineral reserve: The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

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- proven mineral reserve: The part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, that there is the highest degree of confidence in the estimate.

- probable mineral reserve: The estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

mineral resources:

- mineral resource: A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

- measured mineral resources: A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

- indicated mineral resources: An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

MT - million tonnes.

open pit - a mine that is entirely on surface. Also referred to as an open-cut or open-cast mine.

pipe - see “kimberlite” above.

polished diamonds - rough stones that have been cut and polished for retail trade.

qualified person - is an individual who:

(a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project, and the technical report; and (c) is a member in good standing of a professional association as defined by National Instrument 43-101 of the Canadian Securities Administrators.

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reclamation - the restoration of a site after mining or exploration activity is completed.

recovery - a term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

rough diamonds - untreated stones in run-of-mine form, which have been boiled and cleaned.

sample - a small portion of rock or a mineral deposit, taken so that the metal content can be determined by assaying.

till - a glacial, surficial deposit composed of unsorted clay, sand and matrix-supported rock fragments.

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